Exhibit (a)(11)(A)

EXELA TECHNOLOGIES, INC.

Offer to Exchange up to 100,000,000 shares of its Common Stock (in 20 share increments) for up to
$125,000,000 aggregate liquidation preference of its
6.00% Series B Cumulative Convertible Perpetual Preferred Stock

Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock), upon the terms and subject to the conditions set forth in the Offer to Exchange (as amended and supplemented from time to time, this “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”). Common Stock may only be tendered in increments of 20 shares.

The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, the Offer Documents. A more comprehensive summary is available beginning on page 3 of the Offer to Exchange. Capitalized terms used but not otherwise defined in this summary have the meanings assigned to them elsewhere in the Offer Documents.

•    What is the Exchange Offer?

•	In the Offer, the Company is offering to exchange shares of Common Stock in 20 share increments and then retiring those shares. The Company is exchanging one share of Series B Preferred Stock for each 20 shares of Common Stock, thus for each increment of 20 shares of Common Stock, a shareholder will receive one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (the equivalent of $1.25 per share of Common Stock).

•	The consideration for the Offer represents a 127% increase over the last reported sales price of our Common Stock as of January 25, 2022, on the Nasdaq Capital Market of $0.55 per share.

•	You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•    If I hold through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), how do I participate in the Offer?

•	To tender your shares in the Exchange Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

•	Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 11:59 p.m., New York City time, on March 10, 2022.

•	If you are having difficulty in instructing your broker, you may contact our Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

•	Some helpful links and contact information for popular retail brokerage firms included below.

• Brokerage Firm	• Contact Information
TD Ameritrade	Call 1-888-723-8504, option 1 https://invest.ameritrade.com/grid/p/site#r=jPage/cgi-bin/apps/u/InboxHome
Robinhood	https://robinhood.com/us/en/support/articles/how-to-contact-phone-support/ or https://robinhood.com/contact
Fidelity	https://digital.fidelity.com/ftgw/digital/corporate-actions/
E*Trade	Call 1-800-387-2331
Charles Schwab	https://client.schwab.com/Accounts/EReorg/eReOrgActiveAccountOffers.aspx Call 1-800-435-4000
Sofi Invest	Chat with Invest Support - https://www.sofi.com/chat/v1/web/sofi/?product=invest Call 1-(855) 525-7634
eToro	https://www.etoro.com/en-us/customer-service/

•    Can you provide an example on what happens if I own 1,000 shares?

You can either:

1.	Tender any amount of your 1,000 shares, as long as it is in 20 share increments, with each 20 share increments being exchanged for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock) regardless of the share price when you tender. If the tender is oversubscribed, then the Series B Preferred Stock will be allocated among the tendering stockholders on a pro rata basis. For example, if 200,000,000 shares are tendered, 500 of your shares would be exchanged into 25 shares of Series B Preferred Stock and you would keep the remaining 500 common shares. If 100,000,000 shares or less are tendered then whatever amount of stock you tender, the full amount would convert into shares of Series B Preferred Stock.

2.	Do nothing and keep the 1,000 shares you currently own.

If you choose option 1, you will receive Series B Preferred Stock with a 6% cumulative dividend, which accrues and is payable to investors quarterly. You can choose to convert your shares of Series B Preferred Stock to shares of Common Stock at a Conversion Price of $1.25. You also have the ability to sell Series B Preferred Stock at any time you would like.

•    Is this exchange offer available for retail and institutional investors?

Yes, any type of investor can participate.

•    How many shares of Common Stock are sought to be exchanged in the Offer? Is it a condition to the Offer?

We are offering to exchange up to 100,000,000 shares of our Common Stock, representing approximately 29% of our shares of Common Stock outstanding as of January 25, 2022. The Offer is conditioned on a minimum of 20,000,000 shares having been tendered.

•    Why is the Company making the Offer?

The Company believes that the current price for the Common Stock does not reflect the intrinsic value of the Company. In connection with the announcement of its earnings for the third quarter of 2019, the Company announced a ‘debt reduction and liquidity improvement initiative’, whose goal was the increase of the Company’s liquidity by $125 to $150 million and the reduction of debt by $150 to $200 million in the subsequent two years. The purpose of the initiative was to position the Company for long-term success and increased shareholder value.

As of December 31, 2021, the Company had:

•	Raised $407 million of gross equity capital in 2021;

•	Reduced total long-term debt by $454 million in 2021;

•	Settled the appraisal action; and

•	Announced that it was on-track to exceed the free cash flow improvement of $50 million per annum in 2022

The Company believes that the current price for the Common Stock does not reflect these accomplishments or the intrinsic value of the Company. Thus, the Company believes that the Offer will benefit its shareholders as follows:

•	those who tender will hold shares of Series B Preferred Stock that have a liquidation preference equivalent to $1.25 per share of Common Stock, cumulative dividends of 6% per annum and retain the right to participate in future dividends on our Common Stock and the appreciation of our Common Stock above the Conversion Price; the equivalent liquidation preference of $1.25 per share of Common Stock represents a premium of 127% over the closing price of the Common Stock on January 25, 2022, the day prior to the commencement of the original Offer; and

•	those who do not exchange may benefit more from future share value accretion as a result of the reduced number of shares outstanding.

•    Why is Exela changing the form of consideration offered in the Exchange Offer from New Notes to Series B Preferred Stock?

As we stated when we launched this offer, the Company believes that the current price for our Common Stock does not reflect the intrinsic value of the Company. We offered to issue notes in exchange for our Common Stock to our stockholders and committed to applying to list such issued notes on a major exchange, for example NYSE American, in order to benefit from a liquid market in such notes. That exchange would have been taxable to exchanging stockholders.

Based on feedback from our stockholders and that, to date, no listing of the notes has been obtained, the Company is now offering perpetual, convertible preferred stock as consideration in the Offer. The Company believes that the Series B Preferred Stock offers several advantages over the originally proposed notes. First, the exchange of Common Stock for Series B Preferred Stock will, unlike the exchange for notes, not be taxable to our stockholders, and non-U.S. holders will not be required to advance a withholding tax payment. Second, we believe that it is more likely that the Series B Preferred Stock will be listed on The Nasdaq Capital Market creating a liquid market for the exchange consideration. Third, shareholders whose Common Stock is accepted for exchange will hold Series B Preferred Stock which will (1) have features similar to the notes, such as a liquidation preference equivalent to $1.25 per Common Stock and cumulative dividends of 6% per annum, and (2) provide holders with additional rights, including: (a) through the conversion feature, participation in appreciation of the Common Stock above the Conversion Price, and (b) sharing in dividends on the Common Stock on an as-if-converted basis.

•    What are the effects of the Offer on the ownership structure of the Company?

The main effect that the Offer could have is that holders of Common Stock who do not exchange their shares will see their percentage ownership of our outstanding Common Stock increase, however, the Common Stock will be junior to the Series B Preferred Stock and any other class of preferred stock in respect of the right to receive payment and rights upon liquidation. In addition, depending on the number of shareholders that elect to tender some or all of their shares of Common Stock in the Offer, there may be fewer shares of Common Stock held by non-affiliated shareholders, and there may therefore be fewer transactions in the shares of Common Stock resulting in lower liquidity than currently.

•    When does the Offer expire?

The Offer will expire at 11:59 p.m., New York City time, on March 10, 2022 (unless the Offer is extended).

•    What securities are being sought and what will I receive in the Offer?

Holders of Common Stock are being offered the opportunity to exchange each 20 shares of Common Stock they own for one share of Series B Preferred Stock having a liquidation preference equal to $25.00 (equivalent to $1.25 per share of Common Stock) (the “Exchange Ratio”), provided that (1) Common Stock must be tendered in increments of 20 shares, and (2) the aggregate liquidation preference of the Series B Preferred Stock issued to all tendering stockholders in the Offer will not exceed $125,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange.

In the event that a number of shares of Common Stock is tendered in the Offer that would require us to issue in excess of $125,000,000 aggregate liquidation preference of Series B Preferred Stock, then all tenders will be accepted on a pro rata basis (based on increments of 20 shares) such that the aggregate liquidation preference of the Series B Preferred Stock does not exceed $125,000,000. See “The Offer — Prorating”.

•    What are the terms of the Preferred Stock?

Holders of shares of our Series B Preferred Stock will be entitled to receive, when, as and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of our Series B Preferred Stock, and will participate in any dividend or distribution of cash or other property paid in respect of our Common Stock pro rata with the holders of the Common Stock, in each case subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series B Preferred Stock (including our currently outstanding Series A Preferred Stock) with respect to dividend rights. See “Description of Series B Preferred Stock — Dividends” for additional detail.

The Series B Preferred Stock will be redeemable by us upon the occurrence of a Change of Control, in whole but not in part, within 120 days after the first date on which such Change of Control occurred for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date. For additional detail and the definition of a “Change of Control”, see “Description of Series B Preferred Stock — Change of Control Optional Redemption”.

Holders of our Series B Preferred Stock will have the option to convert some or all of the outstanding shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of our Common Stock exceeds the Conversion Price, we will have the option to convert the outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price (subject to adjustment in certain events). See “Description of Series B Preferred Stock — Conversion Rights” for additional detail.

Accordingly, because our Series B Preferred Stock will have no maturity date, and we will not be required to redeem our Series B Preferred Stock at any time, our Series B Preferred Stock will remain outstanding indefinitely unless a holder of shares of our Series B Preferred Stock decides to convert it or we decide to convert or redeem it.

•    Will the Series B Preferred Stock be freely tradable?

In making the Offer, we are relying on the exemption from the registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the Series B Preferred Stock. Under that exemption, if Common Stock tendered is freely tradable, the Series B Preferred Stock received in the exchange will be freely tradable.

If the Common Stock tendered in the exchange is restricted, the Series B Preferred Stock will be restricted to the same degree. Our Common Stock (XELA) is listed on The Nasdaq Capital Market. On January 25, 2022, the day prior to the commencement of the original Offer, the closing per share price for the Common Stock as reported by Nasdaq was $0.55.

We intend to file an application to list the Series B Preferred Stock on The Nasdaq Capital Market under the symbol “XelaP.” If this application is approved, trading in the Series B Preferred Stock is expected to commence within a 30-day period after the approval of listing. However, we cannot assure you that The Nasdaq Capital Market will list the Series B Preferred Stock or that any trading market will develop for the Series B Preferred Stock. Until such time, the Series B Preferred Stock is expected to trade on the OTC. If a trading market does develop, we cannot assure you as to any price at which the Series B Preferred Stock will trade. See “Risk Factors — There may not be an active trading market for the Series B Preferred Stock”, “Description of Exela’s Common Stock” and “Description of Series B Preferred Stock”.

•    Is there a maximum size of the Offer?

Yes. We will accept up to 100,000,000 shares of Common Stock. This represents approximately 29% of our outstanding Common Stock as of January 25, 2022. If more than 100,000,000 shares are tendered, we will only accept 100,000,000 shares of Common Stock, to be allocated among the tendering stockholders on a pro rata basis (based on increments of 20 shares).

•    Are there any conditions to the Offer?

Yes. The Offer is conditioned on the closing conditions described under “The Offer — Conditions to the Completion of the Offer”. We will not be required, but we reserve the right, to waive any of the conditions of the Offer (to the extent permitted by applicable law) and accept for exchange any shares of Common Stock tendered (or, alternatively, we may elect to terminate the Offer) if any of the conditions of the Offer as described under “The Offer — Conditions to the Completion of the Offer” remain unsatisfied.

•    Under what circumstances may the Offer be terminated?

The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you.

•    How will I be notified if the Offer is extended, amended or terminated?

We, in our sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

•    If I choose to tender my shares of Common Stock for exchange, do I have to tender all of my shares of Common Stock?

No. You may tender all of your shares of Common Stock, a portion of your shares of Common Stock or none of your shares of Common Stock for exchange. See “The Offer — Terms of the Offer”.

•    May I withdraw my tender of shares of Common Stock?

Yes. You can withdraw shares of Common Stock previously tendered for exchange at any time before the Expiration Date. The Expiration Date is 11:59 p.m., New York City time, on March 10, 2022, unless extended as described in the Offer Documents. See “The Offer — Right of Withdrawal”.

•    What happens if I do not participate in the Offer, or if my shares of Common Stock are not accepted in the Offer because of prorating?

If you currently hold shares of Common Stock and do not tender them or if your shares of Common Stock are not accepted in the Offer because of prorating, your shares of Common Stock will continue to be issued and outstanding. See “The Offer — Terms of the Offer” and “The Offer — Prorating”.

•    How will I be taxed on the exchange of my shares of Common Stock?

The exchange of Common Stock for Series B Preferred Stock under the Offer is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended. Assuming the Offer so qualifies, the following U.S. federal income tax consequences will generally result from the transaction:

•	No gain or loss will be recognized on an exchange;

•	Stockholders’ holding period for the Series B Preferred Stock received in an exchange will include the holding period of the Common Stock exchanged in this Offer; and

•	Stockholders’ initial tax basis of the Series B Preferred Stock received in an exchange will be equal to the adjusted tax basis of the Common Stock exchanged.

See “Certain Material Income Tax Considerations” for further discussion regarding U.S. federal income tax consequences.

•    What is the status of the Company's "at-the-market" program?

The Company has suspended all sales under its "at-the-market" program and such sales will remain suspended during the pendency of the Offer.

•    Has the Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the making of the Offer. However, the Board of Directors has not made any recommendation as to whether you should tender your shares of Common Stock pursuant to the Offer. You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•    What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”. In the Offer, the Company is seeking to exchange approximately 28.5% of its Common Stock for Preferred Stock. The Company has been informed by its Executive Chairman, Mr. Par Chadha, that he plans to participate in the Offer with up to 28.5% of his Common Stock, and the Company has been informed by other officers and directors that they are considering tendering up to 28.5% of their Common Stock in the Offer. As a result, it is likely that one or more of our directors or executive officers that own shares of Common Stock will elect to tender some of their shares of Common Stock in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.

•    How quickly will the shares be retired once the exchange offer is complete?

We expect to immediately cancel the shares upon closing of the Offer.

•    Who will pay the fees and expenses associated with the Offer?

We will bear all of our fees and expenses incurred in connection with consummating the Offer. No brokerage commissions are payable by the stockholders to the Information Agent, the Exchange Agent or us. See “The Offer — Fees and Expenses”.

•    Who can answer questions concerning the Offer?

Requests for assistance in connection with the tender of your shares of Common Stock pursuant to the Offer may be directed to the Information Agent for the Offer, D.F. King & Co., Inc. at (toll-free) (888) 644-6071 or (collect) (212) 269-5550 or email: exela@dfking.com

For further updates on the Offer, please register your email in the field below.

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